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 FINISH LINE REPORTS RECORD 1ST QUARTER SALES & 13% SAME STORE SALES INCREASE

  INDIANAPOLIS--Wednesday, June 5, 1996--(BUSINESS WIRE)--The Finish Line, Inc. (NASDAQ:FINL) reported record net sales of $71,744,000 for the 1st fiscal quarter ended May 31, 1996, an increase of 37% (thirty seven percent) over net sales of $52,219,000 for the same quarter of the prior year.

  The Company's comparable store net sales for the 1st quarter ended May 31, 1996 increased 13% (thirteen percent) versus a 7% (seven percent) increase for the same period last year.

  Comparable footwear net sales increased approximately 14% (fourteen percent) for the quarter ended May 31, 1996 versus a 3% (three percent) increase for the quarter ended May 31, 1995. During the same period, comparable store activewear/accessories net sales increased approximately 9% (nine percent) versus an 18% (eighteen percent) increase last year.

  The Company has experienced, and expects to continue to experience, significant variability in net sales and comparable store net sales from quarter to quarter. Therefore, the results of the periods presented herein are not necessarily indicative of the results to be expected for any other period or the full year.

  The Finish Line is a specialty retailer of men's, women's and children's brand name athletic and leisure footwear, activewear and accessories. At May 31, 1996, the Company operated 229 stores compared to 197 at May 31, 1995, an increase of 16% (sixteen percent).

   CONTACT: The Finish Line, Inc.
                Steve Schneider, 317/899-1022 ext 3350
                Kevin Wampler, 317/899-1022 ext 3220